March 19, 2025

Gary Millerchip
Executive Vice President and Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

       Re: Costco Wholesale Corporation
           Form 10-K for Fiscal Year Ended September 1, 2024
           File No. 000-20355
Dear Gary Millerchip:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 1, 2024
Business
Membership, page 6

1. You disclose your membership renewal rate is a trailing calculation that captures renewals during the period seven to eighteen months prior to the reporting date. Please further describe your renewal rate calculation to us, including why you use this time period.
2. Please revise to clarify whether the membership figures in the table are as of a point in time or for a period of time.
3. You state membership counts include active memberships as well as memberships that have not renewed within the 12 months prior to the reporting date. Please tell us your basis for including memberships that have not renewed within the 12 months prior to the reporting date.
 March 19, 2025
Page 2

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations, page 25

4. Please revise to quantify factors to which changes are attributed. For example, you state the increase in net sales was attributable to an increase in comparable sales and the opening of new warehouses, partially offset by one less week of sales. As another example, you cite wage increases as impacting SG&A expenses. Please also revise to quantify impacts of changes in price and volume on revenue. Refer to
Item 303(b)(2)
       of Regulation S-K.
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page 46

5. We note your disclosure that you derive a portion of your revenue from Citibank, including a royalty on purchases made on the co-branded card outside of Costco.
       Please tell us the amounts of revenue you recognized from Citibank, including such royalties, in each of the last three fiscal years and latest interim period. Please also tell us the nature and extent of any direct costs associated with this revenue. Finally, please tell us how you categorize this revenue in your table of disaggregated revenue in Note 11 on page 62.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services